16% annualized returned after 317 days

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MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>

to me

Dear Sam,

Jonas Wood is one of the most sought-after artists in our collection—he was called "one of the "most bankable" ultra-contemporary artists (b. post 1975) by Artnet in '23 and in '24. He's been bankable for us, too: we've already sold one of his paintings!

Last December we exited one of Wood's still life paintings for $1.45 million after holding it for less than a year (317 days). More than 550 investors saw annualized net returns of 16% (14% total net return). *Past performance not indicative of future returns.*

In keeping up with that demand, we acquired a similar still life painting of his. Like the one we exited, it features his famous houseplant motif, and is even larger and more complex in style (which often means it's more desirable).

These houseplant paintings are highly coveted in Wood's market—Leo DiCaprio collects them, and the Financial Times just wrote an entire article on their importance last week. Houseplants also show up in 3 of his top 5 auction records, including his top price in 2021.

Want to add shares in this historically coveted style? Invest here, and view the offering circular below.



Jonas Wood
Masterworks 184

Annualized Net Return (317 Days Held)	16%
Initial Offering Size	**$1.22M**
Sold For	**$1.45M**
Profit from $10K investment	**$1.4K After Fees**

Thanks,

Anthony DeSimone

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281